UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Arno Therapeutics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

042564203
(CUSIP Number)

Pontifax 14 Shenkar Street, Beit Ofek Herzliya Pituach 46140, Israel +972-9-9725618
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 042564203

1	names of reporting persons
Pontifax (Cayman) II L.P.
2	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐

3	sec use only

4	source of funds (see instructions)
WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐
6	citizenship or place of organization
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
3,018,698*
	9	sole dispositive power
0
	10	shared dispositive power
3,018,698*
11	aggregate amount beneficially owned by each reporting person
3,018,698*
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐

13	percent of class represented by amount in row (11)
6.1% (1)
14	type of reporting person (see instructions)
PN

*	See Item 5.
(1)	The percentage is based upon 48,064,036 shares of Common Stock as disclosed in the Issuer’s Current Report on Form 8-K filed on August 16, 2016.

CUSIP No. 042564203

1	names of reporting persons
Pontifax (Israel) II L.P.
2	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐

3	sec use only

4	source of funds (see instructions)
WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐
6	citizenship or place of organization
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
2,273,871*
	9	sole dispositive power
0
	10	shared dispositive power
2,273,871*
11	aggregate amount beneficially owned by each reporting person
2,273,871*
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐

13	percent of class represented by amount in row (11)
4.6% (1)
14	type of reporting person (see instructions)
PN

*	See Item 5.
(1)	The percentage is based upon 48,064,036 shares of Common Stock as disclosed in the Issuer’s Current Report on Form 8-K filed on August 16, 2016.

CUSIP No. 042564203

1	names of reporting persons
Pontifax (Israel) II - Individual Investors L.P.
2	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐

3	sec use only

4	source of funds (see instructions)
WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐
6	citizenship or place of organization
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
882,688*
	9	sole dispositive power
0
	10	shared dispositive power
882,688*
11	aggregate amount beneficially owned by each reporting person
882,688*
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐

13	percent of class represented by amount in row (11)
1.8% (1)
14	type of reporting person (see instructions)
PN

*	See Item 5.
(1)	The percentage is based upon 48,064,036 shares of Common Stock as disclosed in the Issuer’s Current Report on Form 8-K filed on August 16, 2016.

CUSIP No. 042564203

1	names of reporting persons
Pontifax Management II, L.P.
2	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐

3	sec use only

4	source of funds (see instructions)
WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐
6	citizenship or place of organization
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
6,175,257*
	9	sole dispositive power
0
	10	shared dispositive power
6,175,257*
11	aggregate amount beneficially owned by each reporting person
6,175,257*
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐

13	percent of class represented by amount in row (11)
12.2% (1)
14	type of reporting person (see instructions)
PN

*	See Item 5.
(1)	The percentage is based upon 48,064,036 shares of Common Stock as disclosed in the Issuer’s Current Report on Form 8-K filed on August 16, 2016.

CUSIP No. 042564203

1	names of reporting persons
Pontifax Management 2 G.P. (2007) Ltd.
2	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐

3	sec use only

4	source of funds (see instructions)
WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐
6	citizenship or place of organization
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
6,175,257*
	9	sole dispositive power
0
	10	shared dispositive power
6,175,257*
11	aggregate amount beneficially owned by each reporting person
6,175,257*
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐

13	percent of class represented by amount in row (11)
12.2% (1)
14	type of reporting person (see instructions)
CO

*	See Item 5.
(1)	The percentage is based upon 48,064,036 shares of Common Stock as disclosed in the Issuer’s Current Report on Form 8-K filed on August 16, 2016.

CUSIP No. 042564203

1	names of reporting persons
Tomer Kariv
2	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐

3	sec use only

4	source of funds (see instructions)
PF, WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐
6	citizenship or place of organization
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
148,835*
	8	shared voting power
6,175,257*
	9	sole dispositive power
148,835*
	10	shared dispositive power
6,175,257*
11	aggregate amount beneficially owned by each reporting person
6,324,092*
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐

13	percent of class represented by amount in row (11)
12.4% (1)
14	type of reporting person (see instructions)
IN

*	See Item 5.
(1)	The percentage is based upon 48,064,036 shares of Common Stock as disclosed in the Issuer’s Current Report on Form 8-K filed on August 16, 2016.

CUSIP No. 042564203

1	names of reporting persons
Ran Nussbaum
2	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐

3	sec use only

4	source of funds (see instructions)
WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐
6	citizenship or place of organization
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
6,175,257*
	9	sole dispositive power
0
	10	shared dispositive power
6,175,257*
11	aggregate amount beneficially owned by each reporting person
6,175,257*
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐

13	percent of class represented by amount in row (11)
12.2% (1)
14	type of reporting person (see instructions)
IN

*	See Item 5.
(1)	The percentage is based upon 48,064,036 shares of Common Stock as disclosed in the Issuer’s Current Report on Form 8-K filed on August 16, 2016.

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule”) relates to the common stock, par value $0.0001 (the “Common Stock”), of Arno Therapeutics, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 200 Route 31 North, Suite 104, Flemington, New Jersey 08822.

Item 2.	Identity and Background.

(a)-(c), (f)

This Statement is being filed by each of:

(1)	Pontifax (Cayman) II, L.P., a limited partnership registered in the Cayman Islands (“PC”);

(2)	Pontifax (Israel) II, L.P., a limited partnership registered in Israel (“PI”);

(3)	Pontifax (Israel) II—Individual Investors, L.P., a limited partnership registered in Israel (“PIII”, and together with PC and PI, the “Pontifax Partnerships”);

(4)	Pontifax Management II, L.P., a limited partnership registered in Israel (“PM”);

(5)	Pontifax Management 2 G.P. (2007) Ltd., an Israeli company (“PMGP”, and together with the foregoing entities, the “Reporting Entities”);

(6)	Tomer Kariv, an Israeli citizen (“TK”); and

(7)	Ran Nussbaum, an Israeli citizen (together with TK, the “Reporting Individuals,” and, together with the Reporting Entities, the “Reporting Persons” and “Pontifax”).

PM is the general partner of each of the Pontifax Partnerships. PMGP is the general partner of PM. The Reporting Individuals are directors of PMGP. Pontifax is a venture capital fund operating in Israel and specializing in investments in the life sciences sector. The business address of each Reporting Person is 14 Shenkar Street, Beit Ofek, Herzeliya Pituach 46140, Israel.

The Reporting Persons have entered into a Joint Filing Agreement, filed as Exhibit A to this Schedule, pursuant to which the Reporting Persons agreed to file this Schedule and any amendments hereto in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration. The Reporting Persons acquired the securities to which this Schedule relates in connection with the following transactions (all share and per share data have been adjusted to reflect the 1:8 combination of the Common Stock on October 29, 2013):

2010 Private Placement: On September 3, 2010, the Issuer entered into a Securities Purchase and Registration Rights Agreement (the “2010 Purchase Agreement”) with the Pontifax Partnerships and certain other purchasers identified therein relating to a private placement of the Issuer’s securities. Pursuant to such agreement, the Pontifax Partnerships purchased directly from the Issuer (i) 3,000,000 shares of the Issuer’s Series A Convertible Preferred Stock, (ii) a 2010 Class A Warrant (the “2010 Class A Warrant”) to purchase 29,999 shares of Common Stock, and (iii) a 2010 Class B Warrant (the “2010 Class B Warrant”) to purchase 157,499 shares of Common Stock, for a total cash purchase price of $3,000,000. The Series A Preferred Stock issued to the Pontifax Partnerships automatically converted into an aggregate of 382,858 shares of Common Stock on February 9, 2011. The 2010 Class A Warrant expired unexercised on March 10, 2013 and the 2010 Class B Warrant expired unexercised on September 10, 2015. In accordance with the terms of the 2010 Purchase Agreement, the Issuer granted to Pontifax Partnerships the right to designate one person to the Issuer’s board of directors for as long as the Pontifax Partnerships hold at least 50% of the shares purchased under such agreement, pursuant to which the Pontifax Partnerships have designated TK.

2012 Private Placement: On November 26, 2012, the Issuer, the Pontifax Partnerships and certain other purchasers entered into a Securities Purchase Agreement (the “2012 Purchase Agreement”) pursuant to which the Pontifax Partnerships collectively purchased from the Issuer in a private placement (i) 8% Convertible Debentures (the “Debentures”) in the principal amount of $999,998.40, which was convertible into Common Stock at a conversion price of $2.40 per share, (ii) 2012 Series A Warrants (the “Series A Warrants”) to purchase 416,666 shares of Common Stock at an initial exercise price of $4.00 per share, and (iii) 2012 Series B Warrants (the “Series B Warrants”) to purchase 416,666 shares of Common Stock, for an aggregate cash purchase price of $999,998.40. The Series B Warrants expired unexercised on December 31, 2014.

2013 Issuance of Liquidated Damages Shares: In accordance with a Registration Rights Agreement dated November 26, 2012, among the Issuer, the Pontifax Purchasers and other parties to the 2012 Purchase Agreement, on March 27, 2013, April 26, 2013 and May 28, 2013, the Issuer issued to the Pontifax Partnerships 8,333, 8,333 and 8,055 shares of Common Stock, respectively (an aggregate of 24,721 shares) in satisfaction of approximately $59,330 in liquidated damages under such agreement.

October 2013 Private Placement: On October 29, 2013, the Issuer, the Pontifax Partnerships and certain other purchasers entered into a Securities Purchase Agreement (the “2013 Purchase Agreement”), as well as a Registration Rights Agreement. Pursuant to the 2013 Purchase Agreement, the Pontifax Partnerships purchased from the Issuer in a private placement (i) 416,666 shares of Common Stock, (ii) 2013 Series D Warrants to purchase, at an exercise price of $4.00 per share, 416,666 shares of Common Stock (the “Series D Warrants”), and (iii) 2013 Series E Warrants to purchase, at an exercise price of $2.40 per share, 416,666 shares of Common Stock (the “Series E Warrants”). The aggregate cash purchase price paid by the Pontifax Partnerships for such securities was $999,998.40. In addition, the Issuer and each holder of 2012 Debentures, including the Pontifax Partnerships, entered into a Conversion Agreement on October 29, 2013 pursuant to which all principal and accrued and unpaid interest outstanding under the 2012 Debentures were converted into shares of Common Stock. In connection with such Conversion Agreement, the Issuer issued to the Pontifax Partnerships an aggregate of 477,684 shares of Common Stock in full satisfaction of the Debentures. Further, pursuant to anti-dilution provisions contained in the Series A Warrant and as a result of the issuances pursuant to the 2013 Purchase Agreement, the aggregate number of shares of Common Stock issuable upon exercise of the Series A Warrants held by the Pontifax Partnerships increased to 694,443 shares and the exercise price thereof was reduced to $2.40 per share. The Series E Warrant expired unexercised on December 31, 2014.

January 2016 Private Placement: On October 21, 2015, the Issuer entered into a Convertible Note Purchase Agreement with the Pontifax Partnerships and certain other lenders pursuant to which it sold an aggregate principal amount of $2,100,000 of Unsecured Convertible Promissory Notes (the “Notes”) for an aggregate original issue price of $2,100,000. The Pontifax Partnerships purchased Notes having a principal amount of $500,000. The Notes had a maturity date of October 21, 2016, accrued interest at the rate of 6% per annum and automatically converted into securities issued by the Issuer in a subsequent equity financing pursuant to terms described in the Note. On January 12, 2016, the Issuer, the Pontifax Partnerships and certain other purchasers entered into a Stock Purchase Agreement relating to a private placement of Common Stock (the “January 2016 Purchase Agreement”), as well as a Registration Rights Agreement. Pursuant to the January 2016 Purchase Agreement, the Notes held by the Pontifax Partnerships converted into an aggregate of 1,448,062 shares of Common Stock at a price of $0.35 per share. In addition, as a result of the issuances pursuant to the January 2016 Purchase Agreement, (i) the number of shares of Common Stock subject to the Series A Warrant held by the Pontifax Partnerships increased to 1,225,486 shares and the exercise price decreased to $1.36 per share, and (ii) the number of shares of Common Stock subject to the Series D Warrants held by the Pontifax Partnerships increased to 778,814 shares and the exercise price decreased to $2.14 per share, both in accordance with the anti-dilution adjustment provisions of such warrants.

August 2016 Private Placement: On August 15, 2016, the Issuer entered into both a Securities Purchase Agreement (the “August 2016 Purchase Agreement”) and a Registration Rights Agreement with the Pontifax Partnerships and certain other purchasers identified therein pursuant to which the Pontifax Partnerships agreed to purchase from the Issuer in a private placement 714,285 shares of Common Stock and 2016 Series F Warrants to purchase, at an exercise price of $0.4375 per share, 357,142 shares of Common Stock (the “Series F Warrants”). The aggregate cash purchase price for such shares of Common Stock and the Series F Warrant is $250,000. The Pontifax Partnerships’ obligation to purchase such securities is subject to customary closing conditions, including the effectiveness of a registration statement covering the resale of the Common Stock (including the shares underlying the Series F Warrants). As a result of the sale of the Common Stock and warrants pursuant to the August 2016 Purchase Agreement, the (i) the number of shares of Common Stock subject to the Series A Warrants held by the Pontifax Partnerships increased to 1,424,495 shares and the exercise price decreased to $1.17 per share, and (ii) the number of shares of Common Stock subject to the Series D Warrants held by the Pontifax Partnerships increased to 923,152 shares and the exercise price decreased to $1.81 per share, in both cases, in accordance with the anti-dilution adjustment provisions of such warrants.

Stock Option Grants: In consideration of his services as a director, the Issuer has also granted to TK a number of stock options pursuant to the Issuer’s equity incentive plans, as follows: (i) a stock option relating to 3,750 shares, exercisable at $8.00 per share, all of which were exercisable as of March 27, 2013; (ii) stock options relating to 68,448 shares, exercisable at $2.40 per share, granted on November 4, 2013, which is subject in 36 equal monthly installments commencing December 4, 2013; (iii) a stock option relating to 34,224 shares, exercisable at $2.90 per share, granted on January 24, 2014, which vested in 12 equal monthly installments commencing February 24, 2014; and (iv) a stock option relating to 88,628 shares, exercisable at $0.37 per share, granted on April 7, 2016, which vests in 12 equal monthly installments commencing May 7, 2016. All of the grants prior to 2016 were made pursuant to the Issuer’s 2005 Stock Option Plan. The April 2016 grant was made pursuant to the Issuer’s 2016 Equity Incentive Plan. All of the stock option grants are evidenced by separate stock option agreements between the Issuer and TK as of their respective grant dates.

See also Attachment 1 to this Schedule, which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

See Item 3, which is incorporated herein by reference.

The shares of Common Stock reported herein as beneficially owned by the Reporting Persons are held for investment purposes.  Except for the right of the Pontifax Partnerships to designate one individual to serve on the Issuer’s board of directors pursuant to the terms of the 2010 Purchase Agreement, the Reporting Persons do not currently have any plan or proposal, which relates to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate.

Item 5.	Interest in Securities of the Issuer.

(a), (b), (c)

As of the date of this Schedule, the Reporting Persons beneficially own an aggregate of 6,324,092 shares of the Issuer’s Common Stock, representing approximately 12.4% of the outstanding shares of Common Stock, of which:

(1)	3,018,698 shares are beneficially owned by PC, comprised of: (i) 1,696,495 outstanding shares, (ii) 696,347 shares issuable upon exercise of Series A Warrants, (iii) 451,272 shares issuable upon exercise of Series D Warrants, and (iv) 174,584 shares issuable upon the exercise of Series F Warrants;

(2)	2,273,871 shares are beneficially owned by PI, comprised of: (i) 1,277,905 outstanding shares, (ii) 524,532 shares issuable upon exercise of Series A Warrants, (iii) 339,926 shares issuable upon exercise of Series D Warrants, and (iv) 131,508 shares issuable upon the exercise of Series F Warrants;

(3)	882,688 shares are beneficially owned by PI, comprised of: (i) 496,068 outstanding shares, (ii) 203,616 shares issuable upon exercise of Series A Warrants, (iii) 131,954 shares issuable upon exercise of Series D Warrants, and (iv) 51,050 shares issuable upon the exercise of Series F Warrants; and

(4)	148,835 shares are issuable upon exercise of stock options held by Tomer Kariv.

PM is the general partner of the Pontifax Partnerships, and PMGP is the general partner of PM. Each of the Reporting Individuals is a director of PMGP and, as such, shares voting and/or dispositive power over the shares beneficially owned by the Pontifax Partnerships and may be deemed to share beneficial ownership of the shares beneficially owned by the Pontifax Partnerships. Each of the Reporting Persons disclaims beneficial ownership of all shares beneficially owned by the Pontifax Partnerships, except to the extent of his respective pecuniary interest therein.

(d)	The various limited partners of the Pontifax Partnerships have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock held by the Pontifax Partnerships.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 3, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2016

Pontifax Management 2 G.P. (2007) Ltd.

By:	/s/ Tomer Kariv
Name:	Tomer Kariv
Title:	Director

Pontifax Management II L.P.

By:	Pontifax Management 2 G.P. (2007) Ltd., managing general partner

	By:	/s/ Tomer Kariv
	Name:	Tomer Kariv
	Title:	Director

Pontifax (Cayman) II, L.P.

By:	Pontifax Management II L.P., general partner

	By:	Pontifax Management 2 G.P. (2007) Ltd., managing general partner

		By:	/s/ Tomer Kariv
		Name:	Tomer Kariv
		Title:	Director

Pontifax (Israel) II, L.P.

By:	Pontifax Management II L.P., general partner

	By:	Pontifax Management 2 G.P. (2007) Ltd., managing general partner

		By:	/s/ Tomer Kariv
		Name:	Tomer Kariv
		Title:	Director

Pontifax (Israel) II—Individual Investors, L.P.

By:	Pontifax Management II L.P., general partner

	By:	Pontifax Management 2 G.P. (2007) Ltd., managing general partner

		By:	/s/ Tomer Kariv
		Name:	Tomer Kariv
		Title:	Director

/s/ Tomer Kariv
Tomer Kariv

/s/ Ran Nussbaum
Ran Nussbaum

EXHIBIT A

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13G is being filed on behalf of each of the undersigned.

Dated: September 8, 2016

Pontifax Management 2 G.P. (2007) Ltd.

By:	/s/ Tomer Kariv
Name:	Tomer Kariv
Title:	Director

Pontifax Management II L.P.

By:	Pontifax Management 2 G.P. (2007) Ltd., managing general partner

	By:	/s/ Tomer Kariv
	Name:	Tomer Kariv
	Title:	Director

Pontifax (Cayman) II, L.P.

By:	Pontifax Management II L.P., general partner

	By:	Pontifax Management 2 G.P. (2007) Ltd., managing general partner

		By:	/s/ Tomer Kariv
		Name:	Tomer Kariv
		Title:	Director

Pontifax (Israel) II, L.P.

By:	Pontifax Management II L.P., general partner

	By:	Pontifax Management 2 G.P. (2007) Ltd., managing general partner

		By:	/s/ Tomer Kariv
		Name:	Tomer Kariv
		Title:	Director

Pontifax (Israel) II—Individual Investors, L.P.

By:	Pontifax Management II L.P., general partner

	By:	Pontifax Management 2 G.P. (2007) Ltd., managing general partner

		By:	/s/ Tomer Kariv
		Name:	Tomer Kariv
		Title:	Director

/s/ Tomer Kariv
Tomer Kariv

/s/ Ran Nussbaum
Ran Nussbaum

Attachment 1

Reporting Person	Shares Held Directly		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Pct of Class (14)

As of Mar. 27, 2013:
PC	879,266	(1)	0	879,266	0	879,266	879,266	16.4%
PI	662,319	(2)	0	662,319	0	662,319	662,319	12.8%
PII	257,104	(3)	0	257,104	0	257,104	257,104	5.3%
PM	0		0	1,798,689	0	1,798,689	1,798,689	29.6%
PMGP	0		0	1,798,689	0	1,798,689	1,798,689	29.6%
TK	3,750	(4)	3,750	1,798,689	3,750	1,798,689	1,802,439	29.6%
RN	0		0	1,798,689	0	1,798,689	1,798,689	29.6%

As of Oct. 29, 2013:
PC	1,666,966	(5)	0	1,666,966	0	1,666,966	1,666,966	7.8%
PI	1,255,663	(6)	0	1,255,663	0	1,255,663	1,255,663	5.9%
PII	487,432	(7)	0	487,432	0	487,432	487,432	2.4%
PM	0		0	3,410,061	0	3,410,061	3,410,061	15.2%
PMGP	0		0	3,410,061	0	3,410,061	3,410,061	15.2%
TK	3,750	(4)	3,750	3,410,061	3,750	3,410,061	3,413,811	15.2%
RN	0		0	3,410,061	0	3,410,061	3,410,061	15.2%

As of Dec. 31, 2014:
PC	1,259,602	(8)	0	1,259,602	0	1,259,602	1,259,602	6.0%
PI	948,811	(9)	0	948,811	0	948,811	948,811	4.6%
PII	368,316	(10)	0	368,316	0	368,316	368,316	1.8%
PM	0		0	2,576,729	0	2,576,729	2,576,729	11.9%
PMGP	0		0	2,576,729	0	2,576,729	2,576,729	11.9%
TK	35,122	(4)	35,122	2,576,729	35,122	2,576,729	2,611,851	12.0%
RN	0		0	2,576,729	0	2,576,729	2,576,729	11.9%

As of January 12, 2016:
PC	2,327,105	(11)	0	2,327,105	0	2,327,105	2,327,105	5.5%
PI	1,752,917	(12)	0	1,752,917	0	1,752,917	1,752,917	4.1%
PII	680,461	(13)	0	680,461	0	680,461	680,461	1.6%
PM	0		0	4,760,483	0	4,760,483	4,760,483	10.9%
PMGP	0		0	4,760,483	0	4,760,483	4,760,483	10.9%
TK	66,494	(4)	66,494	4,760,483	66,494	4,760,483	4,826,977	11.1%
RN	0		0	4,760,483	0	4,760,483	4,760,483	10.9%

(1)	Represents shares held by PC, comprised as follows: (i) 191,229 shares of Common Stock, (ii) 203,682 shares issuable upon conversion of a Debenture, (iii) 76,991 shares issuable upon the exercise of a 2010 Class B Warrant, (iv) 203,682 shares issuable upon exercise of a Series A Warrant, and (v) 203,682 shares issuable upon exercise of a Series B Warrant.
(2)	Represents shares held by PI, comprised as follows: (i) 144,046 shares of Common Stock, (ii) 153,426 shares issuable upon conversion of a Debenture, (iii) 57,995 shares issuable upon the exercise of a 2010 Class B Warrant, (iv) 153,426 shares issuable upon exercise of a Series A Warrant, and (v) 153,426 shares issuable upon exercise of a Series B Warrant.

(3)	Represents shares held by PII, comprised as follows: (i) 55,917 shares of Common Stock, (ii) 59,558 shares issuable upon conversion of a Debenture, (iii) 22,513 shares issuable upon the exercise of a 2010 Class B Warrant, (iv) 59,558 shares issuable upon exercise of a Series A Warrant, and (v) 59,558 shares issuable upon exercise of a Series B Warrant.
(4)	Represents shares issuable upon the exercise of stock options held directly by TK.
(5)	Represents shares held by PC, comprised as follows: (i) 639,459 shares of Common Stock, (ii) 76,991 shares issuable upon the exercise of a 2010 Class B Warrant, (iii) 339,470 shares issuable upon exercise of a Series A Warrant, (iv) 203,682 shares issuable upon exercise of a Series B Warrant, (v) 203,682 shares issuable upon exercise of a Series D Warrant, and (vi) 203,682 shares issuable upon exercise of a Series E Warrant.
(6)	Represents shares held by PI, comprised as follows: (i) 481,680 shares of Common Stock, (ii) 57,995 shares issuable upon the exercise of a 2010 Class B Warrant, (iii) 255,710 shares issuable upon exercise of a Series A Warrant, (iv) 153,426 shares issuable upon exercise of a Series B Warrant, (v) 153,426 shares issuable upon exercise of a Series D Warrant, and (vi) 153,426 shares issuable upon exercise of a Series E Warrant.
(7)	Represents shares held by PII, comprised as follows: (i) 186,982 shares of Common Stock, (ii) 22,513 shares issuable upon the exercise of a 2010 Class B Warrant, (iii) 99,263 shares issuable upon exercise of a Series A Warrant, (iv) 59,558 shares issuable upon exercise of a Series B Warrant, (v) 59,558 shares issuable upon exercise of a Series D Warrant, and (vi) 59,558 shares issuable upon exercise of a Series E Warrant.
(8)	Represents shares held by PC, comprised as follows: (i) 639,459 shares of Common Stock, (ii) 76,991 shares issuable upon the exercise of a 2010 Class B Warrant, (iii) 339,470 shares issuable upon exercise of a Series A Warrant, and (iv) 203,682 shares issuable upon exercise of a Series D Warrant.
(9)	Represents shares held by PI, comprised as follows: (i) 481,680 shares of Common Stock, (ii) 57,995 shares issuable upon the exercise of a 2010 Class B Warrant, (iii) 255,710 shares issuable upon exercise of a Series A Warrant, and (iv) 153,426 shares issuable upon exercise of a Series D Warrant.
(10)	Represents shares held by PII, comprised as follows: (i) 186,982 shares of Common Stock, (ii) 22,513 shares issuable upon the exercise of a 2010 Class B Warrant, (iii) 99,263 shares issuable upon exercise of a Series A Warrant, and (iv) 59,558 shares issuable upon exercise of a Series D Warrant.
(11)	Represents shares held by PC, comprised as follows: (i) 1,347,327 shares of Common Stock, (ii) 599,064 shares issuable upon exercise of a Series A Warrant, and (iii) 380,714 shares issuable upon exercise of a Series D Warrant.
(12)	Represents shares held by PI, comprised as follows: (i) 1,014,888 shares of Common Stock, (ii) 451,252 shares issuable upon exercise of a Series A Warrant, and (iii) 286,777 shares issuable upon exercise of a Series D Warrant.
(13)	Represents shares held by PII, comprised as follows: (i) 393,968 shares of Common Stock, (ii) 175,170 shares issuable upon exercise of a Series A Warrant, and (iii) 111,323 shares issuable upon exercise of a Series D Warrant.
(14)	The percent of class beneficially owned is based on the number of shares of Common Stock as disclosed in the Issuer’s reports filed with the Commission as of the dates indicated.